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                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of the Cardinal Tax Exempt Money Market Fund and Cardinal Fund (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of September 30, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 with respect to securities and similar investments reflected in the investment account of the Funds.


Cardinal Tax Exempt Money Market Fund and Cardinal Fund



By:





                                 Stephen Mintos
                                 President